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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-9

          Solicitation/Recommendation Statement under Section 14(d)(4)
                     of the Securities Exchange Act of 1934


                           ORATEC INTERVENTIONS, INC.
                            (Name of Subject Company)

                           ORATEC INTERVENTIONS, INC.
                       (Names of Persons Filing Statement)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                     68554M
                      (CUSIP Number of Class of Securities)


                                Kenneth W. Anstey
                             Chief Executive Officer
                           ORATEC Interventions, Inc.
                                3700 Haven Court
                          Menlo Park, California 94025
                                 (650) 369-9904

      (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

                                 With copies to:

                                  Mark B. Weeks
                               Steven J. Tonsfeldt
                                Venture Law Group
                           A Professional Corporation
                               2775 Sand Hill Road
                          Menlo Park, California 94025
                                 (650) 854-4488

[X] Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

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The following preliminary communication is filed as an exhibit to this Schedule
14D-9:

     Exhibit 1 Press release, dated February 14, 2002, regarding the proposed transaction between Smith & Nephew, Inc. and ORATEC Interventions, Inc.

ORATEC Interventions, Inc. ("ORATEC") security holders and any potential investors in ORATEC are advised to carefully read the tender offer statement on Schedule TO, the solicitation/recommendation statement on Schedule 14D-9 and any other documents Smith & Nephew, Inc. or ORATEC files with the Securities and Exchange Commission in connection with the proposed tender offer or merger when they become available because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when available) and other documents filed by ORATEC at the SEC's website at http://www.sec.gov. These documents (when available) may also be obtained for free by contacting Nancy V. Westcott at (650) 369-9904 at ORATEC.

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